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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  HUMASCAN INC.
                                ---------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    444882104
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                                  (CUSIP Number)

                            Frederick M. Mintz, Esq.
                               Mintz & Fraade, P.C
                         488 Madison Avenue, Suite 1100
                               New York, NY 10022
                                 (212) 486-2500
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                      (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 MARCH 15, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13-d-1(e), 240.13d-1(f) or 24013.d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1  NAMES OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Scantek Medical, Inc.
         84-1090126

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

   (a)  [X]

   (b)

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3  SEC USE ONLY

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4  SOURCE OF FUNDS (See Instructions)

   SC

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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS          2(d) or 2(e) [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
                       Citizen of the United States

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                   7   SOLE VOTING POWER

NUMBER OF
SHARES                 Scantek - 803,563
                       Zsigmond L. Sagi - 220,875

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BENEFICIALLY       8   SHARED VOTING POWER
OWNED BY EACH          None

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REPORTING           9  SOLE DISPOSITIVE POWER
PERSON
WITH                   Scantek - 803,563
                       Zsigmond L. Sagi - 220,875

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                    10 SHARED DISPOSITIVE POWER

                       None

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      Scantek - 803,563
                      Zsigmond L. Sagi - 220,875

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    (See Instructions)
     [  ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.6

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14  TYPE OF REPORTING PERSON (See Instructions)

           Scantek         CO
           Zsigmond L. Sagi          IN

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ITEM 1: SECURITY AND ISSUER:

         The class of equity securities to which this Schedule relates is the common stock, $.01 par value (the "Common Stock"), of HumaScan Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are presently located c/o Kenneth Hollander, 16 Fieldston Road, Calif on, New Jersey 07830.

         The percentage of beneficial ownership reflected in this Schedule is based upon 8,139,070 shares of Common Stock outstanding on June 10, 1998, which number has been obtained directly from the Issuer's 1998 Proxy Statement and 350,000 shares issued pursuant to the settlement agreement entered into between the Issuer and Scantek which closed March 15, 1999.

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ITEM 2: IDENTITY AND BACKGROUND:

     Name: This Schedule is being filed on behalf of:

     Scantek Medical, Inc. with principal offices located at 321 Palmer Road, Denville, New Jersey 07834 ("Scantek")

     Dr. Zsigmond L. Sagi whose Residence Address is 19 Lockley Court, Mountain Lakes, New Jersey 07046 ("Sagi").

     Principal Business: Scantek is the developer and manufacturer of the BreastAlert(TM) medical device which was licensed to HumaScan pursuant to certain licensing agreements.

                        Sagi is the President of Scantek

     During the past five years, neither Scantek nor Sagi have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Scantek nor Sagi have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against either of them enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Scantek is incorporated in the State of Delaware
     Sagi is a citizen of the United States

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ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Scantek has acquired the securities through several transactions with Issuer, including the granting of license agreements with the issuer and settlement agreements with the Issuer, due to the Issuer's default pursuant to said licence agreements.

     Sagi has acquired the securities through the purchase of stock in certain of the Issuer's private offerings and through the Issuer's Nonemployee Director Stock Incentive Plan. In addition, Sagi received certain of the Issuer's stock from Scantek.

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ITEM 4: PURPOSE OF TRANSACTION

     The acquisition of the securities by Scantek and Sagi are for investment purposes. The acquisition of a portion of the securities was pursuant to licensing agreements between Scantek and the Issuer. The acquisition of 150,000 shares of the Issuer's Common Stock on March 15, 1999 is pursuant to a settlement agreement resulting from the Issuer's default pursuant to said licensing agreements. In addition to the exchange of stock, certain assets of the Issuer were transferred to Scantek.

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ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

     a) Scantek beneficially owns 803,563 shares of Common Stock. Such shares represent 10.3% of the Issuer's outstanding shares of Common Stock.

     Sagi beneficially owns 213,790 shares of Common Stock. Such shares represent 2.75% of the Issuer's outstanding shares of Common Stock.

     b) Scantek has sole voting and dispositive power with respect to 100% of its shares of Common Stock. Sagi is an officer and director of Scantek. In addition, Sagi owns approximately 29% of Scantek's stock.

     Sagi has sole voting and dispositive power with respect to 100% of his shares of Common Stock.

     c) Not Applicable.

     d) Not Applicable.

     e) Not Applicable.

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ITEM 6:  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH
         RESPECT  TO  SECURITIES OF THE ISSUER

None.

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ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

None.

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SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 26, 1999

Date

SCANTEK MEDICAL, INC.
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Signature


              BY:  /S/ ZSIGMOND L. SAGI
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Name/Title:   ZSIGMOND L. SAGI, PRESIDENT


                  /S/ ZSIGMOND L. SAGI
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Signature         ZSIGMOND L. SAGI



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